Exhibit 4.1

DESCRIPTION OF EATON CORPORATION PLC’S SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following summarizes the terms and provisions of the ordinary shares of Eaton Corporation plc, an Irish public limited company (the “Company”), which are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended. This summary does not purport to be complete and is qualified in its entirety by reference to the Companies Act 2014 of Ireland, as amended, and all its statutory instruments which are to be read as one with, or construed, or to be read together with such Act (the “Companies Acts”), and the complete text of the Company’s amended and restated memorandum and articles of association, which the Company has filed with the U.S. Securities and Exchange Commission.
Authorized Share Capital
The authorized share capital of the Company is €40,000 and $7,610,000, comprised of 40,000 euro deferred shares par value €1.00 per share, 750,000,000 ordinary shares par value $0.01 per share (“ordinary shares”), 10,000 A preferred shares par value $1.00 per share, and 10,000,000 serial preferred shares par value $0.01 per share. The Company has issued and outstanding ordinary shares, euro deferred shares, A preferred shares and no serial preferred shares issued.
The Company may issue shares subject to the maximum authorized share capital contained in its memorandum and articles of association. The authorized share capital may be increased or reduced by a resolution approved by a simple majority of the votes cast at a general meeting by those of the Company’s shareholders that are entitled to vote at such meetings (referred to under Irish law as an “ordinary resolution”). The shares comprising the authorized share capital of the Company may be divided into shares of such nominal value as the resolution shall prescribe. As a matter of Irish company law, the directors of a company may issue relevant securities, up to a specified threshold, without shareholder approval once authorized to do so by the articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years. However, it is customary practice in Ireland for such authority to be limited to a period of 12 to 18 months, at which point it must be renewed by the shareholders by an ordinary resolution. Pursuant to a shareholder resolution passed on April 24, 2019, directors of the Company are authorized to issue relevant securities, up to a specified threshold, without shareholder approval for a period expiring 18 months from the date of the passing of the shareholder resolution.
Irish law does not recognize fractional shares held of record. Accordingly, the Company’s articles of association do not provide for the issuance of fractional shares of the Company, and the official Irish register of the Company does not reflect any fractional shares.
Whenever an alteration or reorganization of the share capital of the Company would result in any shareholder of the Company becoming entitled to fractions of a share, the Company’s board of directors may, on behalf of those shareholders that would become entitled to fractions of a share, arrange for the sale of the shares representing fractions and the distribution of the net proceeds of such sale in due proportion among the shareholders who would have been entitled to the fractions. For the purpose of any such sale the board may authorize some person to transfer the shares representing fractions to the purchaser, who shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.
The rights and restrictions to which the ordinary shares are subject are prescribed in the Company’s articles of association.
Ordinary Shares
Exchange and Trading Symbol
The ordinary shares are listed for trading on the New York Stock Exchange (“NYSE”) under the trading symbol “ETN.”

Exhibit 4.1

Preemption Rights, Share Warrants and Share Options
Under Irish law certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, the Company has opted out of these preemption rights by way of a shareholder resolution, as permitted under Irish company law up to a specified threshold. The authorization may be granted for a maximum period of five years. However, in line with customary practice in Ireland, the authority is limited to 18 months from the date of passing of the shareholder resolution, at which point it must be renewed by a further resolution approved by not less than 75% of the votes cast at a general meeting by those of the Company’s shareholders that are entitled to vote at such meetings (referred to under Irish law as a “special resolution”). If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of the Company on a pro rata basis to their existing shareholding before the shares can be issued to any new shareholders. The statutory preemption rights do not apply where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition) and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or where shares are issued pursuant to an employee stock option or similar equity plan.
The memorandum and articles of association of the Company provide that, subject to any shareholder approval requirement under any laws, regulations, or the rules of any stock exchange to which the Company is subject, the board of directors is authorized, from time to time, in its discretion, to grant such persons, including directors, for such periods and upon such terms as the board deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Companies Acts provide that directors may issue share warrants or options without shareholder approval once authorized to do so by the articles of association or an ordinary resolution of shareholders. The Company is subject to the rules of the NYSE and the Internal Revenue Code of 1986, as amended, that require shareholder approval of certain equity plan and share issuances. The Company’s board of directors may issue shares upon exercise of warrants or options without shareholder approval or authorization (up to the relevant authorized share capital limit).
Dividends
Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of the Company are equal to, or in excess of, the aggregate of the Company’s called up share capital plus undistributable reserves and the distribution does not reduce the Company’s net assets below such aggregate. Undistributable reserves include the Company’s undenominated capital, the redemption reserve fund and the amount by which the Company’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed the Company’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.
The determination as to whether or not the Company has sufficient distributable reserves to fund a dividend must be made by reference to “relevant financial statements” of the Company. The “relevant financial statements” will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Companies Acts, which give a “true and fair view” of the Company’s unconsolidated financial position and accord with accepted accounting practice. The relevant financial statements must be filed in the Companies Registration Office (the official public registry for companies in Ireland).
The Company’s memorandum and articles of association authorize the board of directors to declare dividends without shareholder approval to the extent they appear justified by the profits of the Company. The board of directors may also recommend a dividend to be approved and declared by the Company’s shareholders at a general meeting. The board of directors may direct that the payment be made by distribution of assets, shares or cash and no dividend issued may exceed the amount recommended by the directors. Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in U.S. dollars or any other currency. All holders of ordinary shares of the Company participate equally in respect of any dividend which may be declared in respect of ordinary shares by the Company. See “Preference Shares” for a description of the rights attaching to other shares in the capital of the Company with respect to dividends.
The directors of the Company may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to the Company in relation to the shares of the Company.
The directors may also authorize the Company to issue shares with preferred rights to participate in dividends declared by the Company. The holders of preference shares may, depending on their terms, rank senior to the Company’s ordinary shares in terms of dividend rights and/or be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

Exhibit 4.1

Share Repurchases, Redemptions and Conversions
Overview
The Company’s memorandum and articles of association provide that any ordinary share which the Company has acquired shall be deemed to be a redeemable share, unless the board resolves otherwise. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by the Company will technically be effected as a redemption of those shares as described below under “Ordinary Shares-Share Repurchases, Redemptions and Conversions-Repurchases and Redemptions by the Company.” If the articles of association of the Company did not contain such provision, all repurchases by the Company would be subject to many of the same rules that apply to purchases of the Company’s ordinary shares by subsidiaries described below under “Ordinary Shares-Share Repurchases, Redemptions and Conversions-Purchases by Subsidiaries of the Company,” including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange.” Neither Irish law nor any constituent document of the Company places limitations on the right of nonresident or foreign owners to vote or hold ordinary shares. Except where otherwise noted, references elsewhere in this section to repurchasing or buying back ordinary shares of the Company refer to the redemption of ordinary shares by the Company or the purchase of ordinary shares of the Company by a subsidiary of the Company, in each case in accordance with the memorandum and articles of association and Irish company law as described below.
Repurchases and Redemptions by the Company
Under Irish law, a company may issue redeemable shares and redeem them out of distributable reserves or, where the company proposes to cancel the shares on their acquisition, the proceeds of a new issue of shares for that purpose. The Company may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of the Company. All redeemable shares must also be fully-paid. Based on the provision of the Company’s articles of association described above, shareholder approval will not be required to redeem the Company shares.
The Company may also be given an additional general authority by its shareholders to purchase its own shares on-market which would take effect on the same terms and be subject to the same conditions as applicable to purchases by the Company’s subsidiaries as described below.
Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by the Company at any time must not exceed 10% of the nominal value of the issued share capital of the Company. The Company may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by the Company or re-issued subject to certain conditions.
Purchases by Subsidiaries of the Company
Under Irish law, an Irish or non-Irish subsidiary may purchase shares of the Company either on-market or off-market. For a subsidiary of the Company to make on-market purchases of the Company’s ordinary shares, the shareholders of the Company must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of the Company's ordinary shares is required. For an off-market purchase by a subsidiary of the Company, the proposed purchase contract must be authorized by special resolution of the shareholders before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by shareholders at the registered office of the Company.
In order for a subsidiary of the Company to make an on-market purchase of the Company’s ordinary shares, such shares must be purchased on a “recognized stock exchange.” The NYSE, on which the ordinary shares of the Company are listed, is specified as a recognized stock exchange for this purpose by Irish company law.
The number of shares held by the subsidiaries of the Company at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of the Company. While a subsidiary holds shares of the Company, it cannot exercise any voting rights in respect of those shares. The acquisition of the shares of the Company by a subsidiary must be funded out of distributable reserves of the subsidiary.
Liens on Shares, Calls on Shares and Forfeiture of Shares
The Company’s articles of association provide that the Company will have a first and paramount lien on every share for all moneys payable, whether presently due or not, payable in respect of such Company share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the articles of association of an Irish company limited by shares such as the Company and will only be applicable to shares of the Company that have not been fully paid up.

Exhibit 4.1

Consolidation and Division; Subdivision
Under its articles of association, the Company may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares or subdivide its shares into smaller amounts than is fixed by its memorandum of association.
Reduction of Share Capital
The Company may, by ordinary resolution, reduce its authorized share capital in any way. The Company also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any manner permitted by the Companies Acts.
Annual Meetings of Shareholders
The Company is required to hold an annual general meeting at intervals of no more than 15 months, provided that an annual general meeting is held in each calendar year following the first annual general meeting and no more than nine months after the Company's fiscal year-end.
Notice of an annual general meeting must be given to all of the Company’s shareholders (except for euro deferred shareholders) and to the auditors of the Company. The articles of association of the Company provide for a minimum notice period of 21 clear days, which is the minimum permitted under Irish law.
The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the consideration of the company’s statutory financial statements and the report of the directors and the report of the statutory auditors on those statements and that report, the review by the members of the Company’s affairs, the appointment of new auditors and the fixing of the auditor’s remuneration. If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.
Extraordinary General Meetings of Shareholders
Extraordinary general meetings of the Company may be convened by (i) the board of directors, (ii) on requisition of the shareholders holding not less than 10% of the paid up share capital of the Company carrying voting rights, or (iii) on requisition of the Company’s auditors. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.
Notice of an extraordinary general meeting must be given to all Company shareholders (except for euro deferred shareholders and A preferred shareholders) and to the auditors of the Company. Under Irish law and the Company’s articles of association, the minimum notice periods are 21 clear days’ notice in writing for an extraordinary general meeting to approve a special resolution and 14 clear days’ notice in writing for any other extraordinary general meeting.
In the case of an extraordinary general meeting convened by requisition of shareholders of the Company, the proposed objects of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, the Company’s board of directors has 21 days to convene a meeting of the Company’s shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the Company’s receipt of the requisition notice.
If the board of directors becomes aware that the net assets of the Company are not greater than half of the amount of the Company’s called-up share capital, the directors of the Company must convene an extraordinary general meeting of the Company’s shareholders not later than 28 days from the date that they learn of this fact to consider how to address the situation.
Quorum for General Meetings
The articles of association of the Company provide that no business shall be transacted at any general meeting unless a quorum is present. Three shareholders present in person or by proxy at any meeting of shareholders shall constitute a quorum for such meeting but no action required by law or the articles of association of the Company to be authorized or taken by holders of a designated proportion of the shares of any particular class or of each class may be authorized or taken by a lesser proportion.
Voting
The Company’s articles of association provide that the board or the chairman may determine the manner in which the poll is to be taken and the manner in which the votes are to be counted.

Exhibit 4.1

Every shareholder is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights may be exercised by shareholders registered in the Company’s share register as of the record date for the meeting or by a duly appointed proxy, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company, this company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by the Company’s articles of association, which permit shareholders to notify the Company of their proxy appointments electronically, in writing or in such other manner as may be approved by the Company’s board. A proxy must be delivered to the Company no later than 3 hours, or such other time as may be communicated to shareholders, before the time for holding the meeting or adjourned meeting at which the person named in the proxy proposes to vote.
In accordance with the articles of association of the Company, the directors of the Company may from time to time authorize the Company to issue serial preferred shares. These serial preferred shares have one vote for each such share and in certain circumstances provide the holders of such shares an entitlement to elect two members of the board. Treasury shares or shares of the Company that are held by subsidiaries of the Company are not entitled to be voted at general meetings of shareholders.
Irish company law requires special resolutions of the shareholders at a general meeting to approve certain matters. Examples of matters requiring special resolutions include:

•	amending the objects or memorandum of association of the Company;

•	amending the articles of association of the Company;

•	approving a change of name of the Company;

•	authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan, or credit transaction to a director or connected person;

•	opting out of preemption rights on the issuance of new shares;

•	re-registration of the Company from a public limited company to a private company;

•	variation of class rights attaching to classes of shares (where the articles of association do not provide otherwise);

•	purchase of own shares off-market;

•	reduction of issued share capital;

•	sanctioning a compromise/scheme of arrangement;

•	resolving that the Company be wound up by the Irish courts;

•	resolving in favor of a shareholder’s voluntary winding-up;

•	re-designation of shares into different share classes; and

•	setting the re-issue price of treasury shares.
Variation of Rights Attaching to a Class or Series of Shares
Under the Company’s articles of association and the Companies Acts, any variation of class rights attaching to the issued shares of the Company must be approved by a special resolution of the shareholders of the affected class or with the consent in writing of the holders of two-thirds of all the votes of that class of shares.
The provisions of the articles of association of the Company relating to general meetings apply to general meetings of the holders of any class of shares except that the necessary quorum is determined in reference to the shares of the holders of the class. Accordingly, for general meetings of holders of a particular class of shares, a quorum consists of three shareholders present in person or by proxy or in the case of a class with three or fewer members, one person present in person or by proxy.

Exhibit 4.1

Inspection of Books and Records
Under Irish law, shareholders have the right to: (i) receive a copy of the memorandum and articles of association of the Company and any act of the Irish Government which alters the memorandum of the Company; (ii) inspect and obtain copies of the minutes of general meetings and resolutions of the Company; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by the Company; (iv) receive copies of financial statements and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (v) receive financial statements of any subsidiary of the Company which have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. The auditors of the Company also have the right to inspect all books, records, and vouchers of the Company. The auditors’ report must be circulated to the shareholders with the Company’s financial statements prepared in accordance with Irish law not less than 21 clear days before the annual general meeting.
Acquisitions
An Irish public limited company may be acquired in a number of ways, including:

•
a court-approved scheme of arrangement under the Companies Acts. A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve the scheme;

•
through a tender or takeover offer by a third party for all of the shares of the Company. Where the holders of 80% or more of the Company’s shares have accepted an offer for their shares in the Company, the remaining shareholders may also be statutorily required to transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If shares of the Company were to be listed on the main market of Euronext Dublin or another regulated stock exchange in the European Union, this threshold would be increased to 90%; and

•
it is also possible for the Company to be acquired by way of a transaction with an EU-incorporated company under the EU Cross-Border Mergers Directive 2005/56/EC. Such a transaction must be approved by a special resolution. If the Company is being merged with another EU company under the EU Cross-Border Mergers Directive 2005/56/EC and the consideration payable to the Company’s shareholders is not all in the form of cash, the Company’s shareholders may be entitled to require their shares to be acquired at fair value.

The affirmative vote or written consent of the holders of shares entitling them to exercise two-thirds of the voting power of the Company, given in person or by proxy at a meeting called for the purpose, shall be necessary to approve:

(a)	the sale, exchange, lease, transfer, or other disposition by the Company of all, or substantially all, of its assets or business;

(b)	the consolidation of the Company, or its merger, into another company;

(c)
the merger into the Company of another company or companies if the merger involves the issuance or transfer by the Company to the shareholders of the other constituent company or companies of such number of shares of the Company as entitle the holders thereof to exercise at least one-sixth of the voting power of the Company in the election of directors immediately after the consummation of the merger;

(d)
a combination or majority share acquisition in which the Company is the acquiring company and its voting shares are issued or transferred to another company if the combination or majority share acquisition involves the issuance or transfer by the Company to the shareholders of the other company or companies of such number of shares of the Company as entitle the holders thereof to exercise at least one-sixth of the voting power of the Company in the election of directors immediately after the consummation of the combination or majority share acquisition; or

(e)	to approve any agreement, contract, or other arrangement providing for any of the transactions described in subparagraph (a) above.

Exhibit 4.1

Disclosure of Interests in Shares
Under the Companies Acts, the Company’s shareholders must notify the Company if, as a result of a transaction, the shareholder will become interested in 3% or more of the shares of the Company; or if as a result of a transaction a shareholder who was interested in more than 3% of the shares of the Company ceases to be so interested. Where a shareholder is interested in more than 3% of the shares of the Company, the shareholder must notify the Company of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of the issued share capital of the Company (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage this figure may be rounded down to the next whole number. The Company must be notified within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any of the Company shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.
In addition to these disclosure requirements, the Company, under the Companies Acts, may, by notice in writing, require a person whom the Company knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in the Company’s relevant share capital to: (i) indicate whether or not it is the case and (ii) where such person holds or has during that time held an interest in the shares of the Company, to provide additional information, including the person’s own past or present interests in shares of the Company. If the recipient of the notice fails to respond within the reasonable time period specified in the notice, the Company may apply to court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Companies Acts, as follows:

•	any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, shall be void;

•	no voting rights shall be exercisable in respect of those shares;

•	no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

•	no payment shall be made of any sums due from the Company on those shares, whether in respect of capital or otherwise.
The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale.
In the event the Company is in an offer period pursuant to the Irish Takeover Rules, accelerated disclosure provisions apply for persons holding an interest in the Company’s securities of 1% or more.
Corporate Governance
The articles of association of the Company delegate authority over the day-to-day management of the Company to the board of directors. The board of directors may then delegate any of its powers, authorities, and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether directors or not) as it thinks fit, but regardless, the directors remain responsible, as a matter of Irish law, for the proper management of the affairs of the Company. Committees may meet and adjourn as they determine proper. Unless otherwise determined by the board of directors, the quorum necessary for the transaction of business at any committee meeting shall be a majority of the members of such committee then in office.
Appointment of Directors
The Companies Acts provide for a minimum of two directors. The Company’s memorandum and articles of association provide that the number of directors shall be fixed from time to time solely by the board, provided, however, that in no case shall the number fixed by the board be less than 9 and not more than 18. The fixed maximum and fixed minimum number of directors may be fixed or changed by resolution adopted by the vote of shareholders entitled to exercise two-thirds of the voting power of the shares represented at a meeting called to elect directors in person or by proxy at such meeting and entitled to vote at such election. No reduction in the number of directors shall have the effect of removing any director prior to the expiration of his or her term of office. Directors of the Company are elected by way of an ordinary resolution at a general meeting.

Exhibit 4.1

The Company’s articles of association provide for majority voting in uncontested director elections. Under this standard, each shareholder is entitled to one vote per share for each director position, and only candidates receiving a majority of votes cast are elected. The articles of association provide for a plurality voting standard in contested director elections. Plurality voting will be used if the number of director nominees exceeds the size of the board. Under this standard, each shareholder is entitled to one vote per share for each director position, and the nominees receiving the most votes for those positions are elected. A contested election involving plurality voting will occur if the number of director nominees exceeds the number of directors fixed from time to time by the board, rather than the maximum allowable size of the board contained in the articles of association. If the number of the directors is reduced below the fixed minimum number, the remaining director or directors shall appoint as soon as practicable, an additional director or additional directors to make up such minimum or shall convene a general meeting of the Company for the purpose of making such appointment. Each director of the Company must retire from office at each annual shareholder meeting and shall be eligible for re-election.
Removal of Directors
Under the Companies Acts, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) that the director may have against the Company in respect of his removal.
The board of directors may fill any vacancy occurring on the board of directors. If the Company’s board of directors fills a vacancy, the director’s term expires at the next annual general meeting. A vacancy on the board of directors created by the removal of a director may be filled by the Company’s board of directors.
Duration; Dissolution; Rights upon Liquidation
The Company’s duration is unlimited. The Company may be dissolved and wound up at any time by way of a shareholder’s voluntary winding up or a creditors’ winding up. In the case of a shareholder’s voluntary winding-up, a special resolution of shareholders is required. The Company may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where the Company has failed to file certain returns.
The rights of the shareholders to a return of the Company’s assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in the Company’s articles of association or the terms of any preference shares issued by the directors of the Company from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of the Company. If the memorandum and articles of association contain no specific provisions in respect of a dissolution or winding up then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid-up nominal value of the shares held. The Company’s articles of association provide that the ordinary shareholders of the Company are entitled to participate pro rata in a winding up, but their right to do so is subject to the rights of any holders of the A preferred shares and serial preferred shares to participate under the terms of any series or class of such shares.
Uncertificated Shares
Holders of ordinary shares of the Company have the right upon request to require the Company to issue certificates for their shares. Subject to any such requests, the Company only issues uncertificated ordinary shares.
No Sinking Fund
The Company’s ordinary shares have no sinking fund provisions.
Transfer and Registration of Shares
The transfer agent for the Company maintains the share register, registration in which is determinative of membership in the Company. A shareholder of the Company who holds shares beneficially is not the holder of record of such shares. Instead, the depository or other nominee is the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in the Company’s official share register, as the depository or other nominee will remain the record holder of any such shares.

Exhibit 4.1

A written instrument of transfer is required under Irish law in order to register on the Company’s official share register any transfer of shares (i) from a person who holds such shares directly, to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly, or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on the Company’s official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty, provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares.
Any transfer of the Company ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to the transfer agent. The Company’s articles of association allow the Company, in its absolute discretion, to create an instrument of transfer and pay (or procure the payment of) any stamp duty, which is the legal obligation of a buyer. In the event of any such payment, the Company is (on behalf of itself or its affiliates) entitled to (i) seek reimbursement from the buyer or seller (at its discretion), (ii) set-off the amount of the stamp duty against future dividends payable to the buyer or seller (at its discretion), and (iii) claim a lien against the Company ordinary shares on which it has paid stamp duty. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in the Company’s ordinary shares has been paid unless one or both of such parties is otherwise notified by the Company.
The Company’s memorandum and articles of association delegate to the Company’s secretary the authority to execute an instrument of transfer on behalf of a transferring party.
In order to help ensure that the official share register is regularly updated to reflect trading of the Company ordinary shares occurring through normal electronic systems, the Company regularly produces any required instruments of transfer in connection with any transactions for which it pays stamp duty (subject to the reimbursement and set-off rights described above). In the event that the Company notifies one or both of the parties to a share transfer that it believes stamp duty is required to be paid in connection with the transfer and that it will not pay the stamp duty, the parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from the Company for this purpose) or request that the Company execute an instrument of transfer on behalf of the transferring party in a form determined by the Company. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to the Company's transfer agent, the buyer will be registered as the legal owner of the relevant shares on the Company's official Irish share register (subject to the matters described below).
The directors may suspend registration of transfers from time to time, not exceeding 30 days in aggregate each year.
Preference Shares
In accordance with the articles of association of the Company and subject to the specified threshold referred to under “Authorized Share Capital”, the directors of the Company may from time to time authorize the Company to issue serial preferred shares and to determine, without shareholder approval, certain terms of each series of the serial preferred shares issued by the Company, including the number of shares, designations, dividend rights, liquidation and other rights, and redemption, repurchase, or exchange rights. The holders of the serial preferred shares are entitled to a quarterly dividend at a rate to be determined by the board of directors. The holders of the serial preferred shares are entitled to any payments of dividends in preference to the dividend rights of any other class of shares in the Company. The holders of serial preferred shares are also entitled to one vote for each serial preferred share, and such holders vote together with the holders of ordinary shares as one class on all matters. In certain circumstances, the serial preferred shares are entitled to elect two members of the board.
The holders of the A preferred shares are entitled in priority to any payments of dividends on any other class of shares in the Company to be paid a dividend in an amount per A preferred share equal to twice of the dividend to be paid per ordinary share and in addition on a return of assets, whether on liquidation or otherwise, the A preferred shares entitle the holders to repayment of the capital paid up on those shares (including any share premium) in priority to any repayment of capital to the holder(s) of any other shares. The holders of the A preferred shares are not entitled to any further participation in the assets or profits of the Company nor are the holders of the A preferred shares entitled to receive notice of, nor to attend, speak, or vote at any general meeting of the Company.
The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of the Company.

Exhibit 4.1

Anti-Takeover Provisions
Irish law contains provisions that would make a change in control of the Company more difficult or discourage a tender offer or other plans to restructure the Company. The following discussion of these provisions is qualified in its entirety by reference to those particular provisions of Irish law.
Irish Takeover Rules and Substantial Acquisition Rules
A transaction in which a third party seeks to acquire 30% or more of the voting rights of the Company will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.
General Principles
The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

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in the event of an offer, all holders of security of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

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the holders of the securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company's places of business;

•	the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

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false markets must not be created in the securities of the target company, the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

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a bidder must announce an offer only after ensuring that he or she can fulfill in full, any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

•	a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

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a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid
Under certain circumstances, a person who acquires shares or other voting rights in the Company may be required under the Irish Takeover Rules to make a mandatory cash offer for the remaining outstanding shares in the Company at a price not less than the highest price paid for the shares by the acquirer (or any parties acting in concert with the acquirer) during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of shares would increase the aggregate holding of an acquirer (including the holdings of any parties acting in concert with the acquirer) to shares representing 30% or more of the voting rights in the Company, unless the Irish Takeover Panel otherwise consents. An acquisition of shares by a person holding (together with its concert parties) shares representing between 30% and 50% of the voting rights in the Company would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person (together with its concert parties) would increase by 0.05% within a 12-month period. Any person (excluding any parties acting in concert with the holder) holding shares representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.
Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements
If a person makes a voluntary offer to acquire outstanding ordinary shares of the Company, the offer price must be no less than the highest price paid for the Company ordinary shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.

Exhibit 4.1

If the bidder or any of its concert parties has acquired ordinary shares of the Company (i) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of the total ordinary shares of the Company or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per the Company’s ordinary share must not be less than the highest price paid by the bidder or its concert parties during, in the case of (i), the 12-month period prior to the commencement of the offer period and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total ordinary shares of the Company in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.
An offer period will generally commence from the date of the first announcement of the offer or proposed offer.
Substantial Acquisition Rules
The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of the Company. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of the Company is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of the Company and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.
Frustrating Action
Under the Irish Takeover Rules, the Company’s board of directors is not permitted to take any action which might frustrate an offer for the shares of the Company once the board of directors has received an approach which may lead to an offer or has reason to believe an offer is imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business, or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the board has reason to believe an offer is imminent. Exceptions to this prohibition are available where:

•	the action is approved by the Company’s shareholders at a general meeting; or

•	the Irish Takeover Panel has given its consent, where:

•	it is satisfied the action would not constitute frustrating action;

•	the Company’s shareholders that hold 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

•	the action is taken in accordance with a contract entered into prior to the announcement of the offer; or

•	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.
Other Provisions
Certain other provisions of Irish law and the Company’s memorandum and articles of association may be considered to have anti-takeover effects, including provisions that:

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Allow the Company’s board of directors to issue preference shares without shareholder approval, with such rights, preferences and privileges as the board of directors may designate (see “Preference Shares”);

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Permit holders of not less than 10% of the total voting rights of the Company to requisition an extraordinary meeting for various purposes, including considering director nominations (see “Description of Ordinary Shares-Extraordinary General Meetings of Shareholders”);

•	Establish advance notice procedures for shareholders to submit shareholder proposals or to submit nominations of candidates for election to the Company’s board of directors;

•	Permit the board of directors to fill any vacancy occurring on the board of directors (see “Description of Ordinary Shares-Removal of Directors”);

•	Authorize the board of directors to adopt a shareholder rights plan upon such terms and conditions as the board deems expedient and in the best interests of the Company;

Exhibit 4.1

•	Impose particular approval and other requirements in relation to certain business combinations (see “Description of Ordinary Shares-Acquisitions”);

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Grant statutory preemption rights to shareholders when shares are being issued for cash consideration unless the Company “opts out” of these rights in its articles of association (see “Description of Ordinary Shares-Preemption Rights, Share Warrants and Share Options”);

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Impose notification requirements on shareholders who acquire or cease to be interested in a specified percentage of the Company’s shares (see “Description of Ordinary Shares-Disclosure of Interests in Shares”); and

•	Provide that the Company may only alter its memorandum and articles of association by the passing of a special resolution of shareholders.
These provisions of Irish law and the Company’s memorandum and articles of association may delay or discourage transactions involving an actual or potential change in control of the Company or change in the board of directors or management, including transactions in which shareholders might otherwise receive a premium for their shares or transactions that shareholders might otherwise deem to be in their best interests.
Authorized and Unissued Shares
Shares of the Company are available for future issuance at the discretion of the board of directors without shareholder approval except as may otherwise be required by Irish law and subject to limitations set forth in the memorandum and articles of association. The future issuance of additional shares may, among other things, dilute the earnings per share of the Company’s outstanding shares and the equity and voting rights of those holding shares of the Company at the time the additional shares are issued.
The issuance of additional preference shares of the Company could have certain anti-takeover effects under certain circumstances, and could enable the board of directors to render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, or other business combination transaction directed at the Company by, among other things, placing preference shares with investors who might align themselves with the board of directors.